Putnam Investments
One Post Office Square
Boston, MA 02109
February 16, 2017
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 37 to the Registration Statement on Form
N-1A (File No. 811-06190), filed with the Securities and Exchange Commission (the
“Commission”) on January 18, 2017 (the “Amendment”), of Putnam International Equity Fund
(the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on February 7, 2017 regarding the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: The Amendment must be finalized with all brackets removed and all material information provided.

Response: The Fund will revise the Amendment to provide all material information and to remove all brackets.

2. Comment: On the Form N-1A cover page, remove the reference to October 30, 2016.

Response: The reference to October 30, 2016 will be removed. The Fund will separately request acceleration of the Amendment for an effective date of February 28, 2017.

3. Comment: The Annual fund operating expenses table contains a footnote that states “Management fees are subject to a performance adjustment.” In accordance with an internal Commission Staff position related to fulcrum management fees, please update the footnote to disclose the base management fee rate, a statement that the management fee may be adjusted up or down based on the fund’s performance relative to the performance of the benchmark, and name the relevant benchmark.

Response: The requested change has been made. The relevant footnote now discloses the base management fee for the most recent fiscal year, a statement that the management fee may be adjusted up or down based on the fund’s performance relative to the performance of the benchmark, and the name of the Fund’s benchmark, the MSCI EAFE Index (ND).

4. Comment: The section “How do I buy fund shares? — Here is a summary of the differences among the classes of shares,” states that “[t]he fund may sell class A and class M shares without a sales charge under the following circumstances: […]” Please clarify the language to explain whether there are circumstances under which the waivers described will not apply.

Response: A purchase of class A or class M shares will not be subject to a front-end sales charge if the purchaser fits within the waiver categories provided in the prospectus. The relevant prospectus disclosure has been revised as follows:

The following categories of investors are eligible to purchase ~~The fund may sell~~ class A and class M shares without payment of a sales charge ~~under the following circumstances~~ : […]

5. Comment: Two of the class A and class M share sales charge waiver categories provided in the section “How do I buy fund shares? — Here is a summary of the differences among the classes of shares” appear to be limited to clients of administrators of employer-sponsored retirement plans or financial intermediaries that offer shares through a fund “supermarket” or retail self-directed brokerage account that have an agreement with the Fund’s distributor. If the waivers are limited in this way, please disclose the names of the retirement plan administrators and financial intermediaries that have the necessary agreements in place with the Fund’s distributor.

Response: The prospectus disclosure describing the class A and class M sales charge waiver category available to clients of administrators and other service providers of employer-sponsored retirement plans (each, a “plan intermediary”) has been revised to remove reference to the requirement that a plan intermediary have an agreement in place with the Fund’s distributor in order to allow their clients to purchase class A or class M shares without a front-end sales charge.

Before permitting a plan intermediary to sell shares of the Putnam funds to employer-sponsored retirement plans (such as defined contribution plans), Putnam requires that the plan intermediary enter into specific contractual provisions relating to the holding of those shares. These agreements, which are generally required of all relevant intermediaries, are not required as a condition of the availability of load-waived Class A and M shares, but rather are a general legal and operational requirement for offering shares to plan participants. Accordingly, the following clarifying language has been added to the same section:

Administrators and other service providers of employer-sponsored retirement plans are required to enter into contractual arrangements with Putnam Investor Services in order to offer and hold fund shares. Administrators and other service providers of employer-sponsored retirement plans seeking to place trades on behalf of their plan clients should consult Putnam Investor Services as to the applicable requirements.

Financial intermediaries seeking to offer load-waived class A shares in the context of retail fund supermarkets or retail self-directed brokerage platforms may be required to enter into additional contractual provisions with the fund’s distributor or servicing agent to offer fund shares in order for their clients to receive the sales charge waiver described in the prospectus. Putnam believes that it is appropriate and, in some cases, may be contractually required, to receive approval from any relevant intermediary prior to including their names in the fund’s prospectus in response to this comment. It is not operationally feasible to obtain consent from the relevant intermediaries prior to February 28, 2017 the anticipated effective date of the Amendment. Accordingly, Putnam proposes to leave the disclosure with respect to this waiver category unchanged at this time, but undertakes to commence the process of obtaining consent from the relevant financial intermediaries. If Putnam obtains consent to name the financial intermediaries in the Fund’s prospectus (and in the prospectus of any other Putnam fund that may request Template Filing Relief based on the Amendment), Putnam will add the list of financial intermediaries within the relevant sales charge waiver category in the appendix to the Fund’s prospectus in connection with the Fund’s annual registration statement update.

6. Comment: In the appendix to the prospectus, please use bullet points or other appropriate formatting in the Merrill Lynch disclosure to make the sales charge waiver categories more readable for investors.

Response: The requested formatting change has been made.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP
Peter T. Fariel, Putnam Investments